SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

2 January 2007

RECEIVED
2007 JAN -8 A 9:32

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07020194

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Disposal'

SUPPL

Yours faithfully

Linda

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
JAN 1 0 2007
THOMSON
FINANCIAL

dw 1/9

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\A- SEC - Voting Rights - 2 January 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Disposal

Severn Trent Plc confirms that the sale of its US analytical environmental testing firm, Severn Trent Laboratories (STL), to TestAmerica Holdings, an affiliate of H.I.G. Capital, completed on 29 December 2006 for a cash consideration of approximately £85 million.

Severn Trent Plc also confirms that Rachel Brydon Jannetta consequently resigned as a director of Severn Trent Plc with effect from 29 December 2006.

Colin Matthews, Group Chief Executive, said "*I would like to thank Rachel for her contribution to Severn Trent during her eleven years with the company, in particular for the last two years on the Board of Severn Trent Plc during a period of significant change.*

"*The completion of this transaction is in line with our stated intention to focus on water.*"

www.severntrent.com

FOR FURTHER INFORMATION CONTACT:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Jonathan Davies
Head of Investor Relations
Severn Trent Plc
0121 722 4295

End